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As filed with the Securities and Exchange Commission on May 3, 2006

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement
under Section 14(d)(1) of the Securities Exchange Act of 1934
(Amendment No. 7)
Schering Aktiengesellschaft
(Name of Subject Company (issuer))

 Dritte BV GmbH
Bayer Aktiengesellschaft
(Name of Filing Persons (offerors))

Ordinary Shares, no par value
(Title of Class of Securities)

 DE0007172009
(CUSIP Number of Class of Securities)

American Depositary Shares
(each representing one Ordinary Share)
(Title of Class of Securities)

 806585204
(CUSIP Number of Class of Securities)

Dr. Roland Hartwig
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
+49 (214) 3081195
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

 With copies to:

Charles Nathan, Esq. John E. Sorkin, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Dr. Joachim von Falkenhausen Stefan Widder Latham & Watkins LLP Warburgstrasse 50 20354 Hamburg, Germany +49 (40) 414030

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

$19,860,767,584.80	$2,125,102.13

*
Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase of 191,000,875 bearer shares, no par value per share ("Shares"), of Schering Aktiengesellschaft ("Schering") (including those Shares represented by American Depositary Shares ("ADSs")), at a purchase price of EUR 86.00 per Share in cash, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on April 10, 2006 of EUR 1 = $1.2091. Such number of Shares represents the number of Shares (including Shares represented by ADSs) issued and outstanding as of April 11, 2006 and excludes Shares held by Schering in treasury.

☒
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$2,125,102.13
Form or Registration No.:	Schedule TO
Filing Party:
Dritte BV GmbH
Bayer Aktiengesellschaft
Date Filed:	April 13, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 7 to Schedule TO (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the "Statement"), originally filed with the Securities and Exchange Commission (the "SEC") on April 13, 2006 by Dritte BV GmbH, a limited liability company organized under the laws of the Federal Republic of Germany (the "Bidder") and a wholly-owned subsidiary of Bayer Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany ("Bayer AG"), and Bayer AG, relating to a tender offer by the Bidder to purchase all of the issued and outstanding bearer shares, with no par value (the "Shares"), including those Shares represented by American Depositary Shares ("ADSs"), of Schering Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany ("Schering"), at a purchase price of EUR 86.00 per Share in cash. The terms and conditions of the offer (as it may be amended or supplemented from time to time, the "Offer") are described in the Offer Document, published on April 13, 2006 (the "Offer Document"), a copy of which was originally filed as Exhibit (a)(1)(A), and, where applicable, the related U.S. Declaration of Acceptance and ADS Letter of Transmittal and the instructions thereto, copies of which were originally filed as Exhibits (a)(1)(B) and (C), to the Statement. Except as otherwise indicated, the information set forth in the Statement remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Additional Disclosure and Amendments to the Offer Document

        Items 1 through 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer Document, are hereby amended and supplemented as follows:

1.
Section 1.1 of the Offer Document, entitled "General Information and Information for Shareholders with Place of Residence, Seat or Habitual Abode Outside the Federal Republic of Germany—Performance of the Voluntary Offer in Accordance with the Provisions of the German Securities and Takeover Act and the Securities Laws of the U.S.A.", is hereby amended and supplemented by adding the following to the end of the fifth paragraph thereof on page 4 of the Offer Document:

    "Specifically, the Bidder's obligation to purchase Schering Shares for which the Offer has been accepted will occur automatically upon the satisfaction of the last of the Offer Conditions described in Section 6.1 of this Offer Document or, if later, the end of the Acceptance Period, without any requirement that the Bidder "accept" such Schering Shares for payment. To the extent the Offer Conditions have been satisfied prior to the commencement of the Additional Acceptance Period, the Bidder's obligation to purchase Schering Shares for which the Offer has been accepted during the Additional Acceptance Period will occur automatically as such acceptances are received. If the Offer Conditions are satisfied after the commencement of the Additional Acceptance Period, the Bidder's obligation to purchase Schering Shares for which the Offer has been accepted during the Additional Acceptance Period will occur at the time the last of the Offer Conditions described in Section 6.1 is satisfied or, if later, upon the acceptance by the Schering Securityholder of the Offer during the Additional Acceptance Period. In addition, payment for Schering Shares as to which the Offer has been accepted will be made in the manner described in Section 5.1.5 of this Offer Document or, in the case of Schering Shareholders resident in the U.S.A. who accept the Offer through The Bank of New York as U.S. Settlement Agent and Schering ADS Holders who accept the Offer, in the manner described in Section 5.2.7 of this Offer Document. The Offer is being made in accordance with the Exchange Act and the rules and regulations promulgated thereunder, except to the extent the Bidder and Bayer AG have received relief from the SEC as described in Section 17 of this Offer Document. Accordingly, the securities laws of the U.S.A., including the antifraud and antimanipulation provisions thereof, will apply to Schering Securityholders with respect to the Offer whether or not they accept the Offer."

2.
Section 2 of the Offer Document, entitled "Summary of the Offer", is hereby amended and supplemented by adding the following after the section entitled "Additional Acceptance Period" on page 8 of the Offer Document:

"Withdrawal Rights:	Schering Securityholders who accept the Offer during the Acceptance Period may withdraw their declared acceptance at any time until the expiration of the Acceptance Period, including in the event of an amendment to the terms of the Offer or if there is a competing offer.

If all of the Offer Conditions have been satisfied or, if permissible, waived by the expiration of the Acceptance Period (except that the Bidder has not yet determined whether the Minimum Acceptance Threshold (as defined in Section 6.1.1) has been met), Schering Securityholders will not have the right to withdraw their acceptance of the Offer during the period of up to eight Banking Days following the expiration of the Acceptance Period to permit the Bidder to determine whether the Minimum Acceptance Threshold has been met and to pay for the tendered Schering Securities.

If all of the Offer Conditions, other than the Offer Condition relating to receipt of regulatory approvals stated in Section 6.1.2, have been satisfied or, if permissible, waived by the expiration of the Acceptance Period (except that the Bidder has not yet determined whether the Minimum Acceptance Threshold has been met), then Schering Securityholders will not have the right to withdraw their acceptance of the Offer unless the Offer Condition stated in Section 6.1.2 has not been satisfied by the end of the 21stcalendar day from the expiration of the Acceptance Period, in which case withdrawal rights will be restored. However, if withdrawal rights are restored as described in the preceding sentence, Schering Securityholders will not have the right to withdraw their acceptance of the Offer following the satisfaction of the condition stated in Section 6.1.2 to permit the Bidder to make payment for the Schering Shares; provided, that such payment is made within eight Banking Days of the satisfaction of such condition.

It is possible that the Bidder will request from the Staff of the SEC an extension of the 21-day period described above. If an extension is granted, the Bidder will make an announcement prior to the expiration of the 21-day period in accordance with Section 18.
See Section 14 for a description of the withdrawal rights applicable to the Offer.

Settlement:
If the Offer Conditions have been fulfilled by the end of the Acceptance Period or, if permissible, waived, payment of the Offer Price will be made no earlier than the fourth, but no later than the eighth, Banking Day after the expiration of the Acceptance Period. In the event that the Offer Conditions are not fulfilled until after the expiration of the Acceptance Period, payment of the Offer Price will be made no earlier than the fourth, but no later than the eighth, Banking Day after the date on which the Bidder announces the satisfaction of the last Offer Condition in accordance with Section 6.4.

Payment for Schering Securities for which the Offer is accepted during the Additional Acceptance Period will be made no earlier than the fourth, but no later than the eighth, Banking Day after the expiration of the Additional Acceptance Period; provided, that if the Offer Conditions are not fulfilled until after the expiration of the Additional Acceptance Period, payment of the Offer Price will be made no earlier than the fourth, but no later than the eighth, Banking Day after the date on which the Bidder announces the satisfaction of the last Offer Condition in accordance with Section 6.4.
See Sections 5.1.5, 5.1.6 and 5.2.7 for a more detailed description of the settlement and payment procedures for the Offer.
Plans and Intentions of the Bidder:

Following the consummation of the Offer, the Bidder and Bayer AG intend to enter into a domination and profit and loss transfer agreement with the Bidder as the "controlling company" and Schering AG as the "controlled company". Entering into a domination and profit and loss transfer agreement requires, among other things, the consent of at least 75% of the represented share capital at a general shareholders' meeting of Schering AG and would result in the requirement that the Bidder make a recurring cash payment as compensation to any remaining minority shareholders. In addition, the Bidder would be obligated to make a mandatory offer to acquire all outstanding Schering Securities belonging to minority shareholders in exchange for a payment of fair cash compensation determined in accordance with German law. See Section 10.2.5 for a more detailed description of the domination and profit and loss transfer agreement, the calculation of the recurring cash payment and the determination of the fair cash compensation to be offered in the related mandatory offer.

Depending on the level of acceptance of the Offer, the Bidder and Bayer AG might consider causing Schering AG to apply for a revocation of the admission of the Schering Shares on the German stock exchanges where they are traded. The Bidder and Bayer AG intend to cause Schering AG to apply for a revocation of the admission of the Schering Shares on the Swiss stock exchange. In addition, the Bidder and Bayer AG intend to cause Schering AG to delist the Schering ADSs from the New York Stock Exchange and, if permitted, to terminate the registration of the Schering Securities under the Exchange Act (in which case Schering AG would no longer be required to file announcements or reports with the SEC). See Section 10.2.5.

If, following consummation of the Offer or at a later point in time the Bidder owns 95% or more of the share capital of Schering AG, the Bidder and Bayer AG intend to bring about the adoption of a resolution by the general shareholders' meeting of Schering AG effecting a squeeze-out, or transfer of the Schering Shares held by the minority shareholders to the Bidder, in exchange for fair cash compensation in accordance with German law. Upon completion of the squeeze-out, the stock exchange listings of the Schering Shares and Schering ADSs, and the registration of the Schering Securities under the Exchange Act, to the extent not previously terminated, would be terminated. See Section 10.2.5 for a more detailed description of the squeeze-out procedure and the determination of the fair cash compensation to be paid."
3.
Section 4.3 of the Offer Document, entitled "Acceptance Period—Additional Acceptance Period Pursuant to Section 16(2) of the WpÜG", is hereby amended and supplemented by adding the following to the end of the first paragraph thereof on page 14 of the Offer Document:

    "In addition to determining whether the Minimum Acceptance Threshold has been achieved during the Acceptance Period (which, as noted below, will take up to five Banking Days after the expiration of the Acceptance Period), all conditions, other than the condition set forth in 6.1.2 of this Offer Document, must be satisfied or, if permissible, waived by the end of the Acceptance Period if there is to be an Additional Acceptance Period."

4.
Section 5.1.4 of the Offer Document, entitled "Acceptance and Settlement of the Offer for Schering Securities—Acceptance and Settlement of the Offer for Schering Shares—Legal Consequences of the Acceptance", is hereby amended and supplemented by adding the following to the end of the first paragraph thereof on page 16 of the Offer Document:

    "Specifically, the Bidder's obligation to purchase Schering Shares for which the Offer has been accepted will occur automatically upon the satisfaction of the last of the Offer Conditions described in Section 6.1 of this Offer Document or, if later, the end of the Acceptance Period, without any requirement that the Bidder "accept" such Schering Shares for payment. To the extent the Offer Conditions have been satisfied prior to the commencement of the Additional Acceptance Period, the Bidder's obligation to purchase Schering Shares for which the Offer has been accepted during the Additional Acceptance Period will occur automatically as such acceptances are received. If the Offer Conditions are satisfied after the commencement of the Additional Acceptance Period, the Bidder's obligation to purchase Schering Shares for which the Offer has been accepted during the Additional Acceptance Period will occur at the time the last of the Offer Conditions described in Section 6.1 is satisfied or, if later, upon the acceptance by the Schering Securityholder of the Offer during the Additional Acceptance Period. In addition, payment for Schering Shares as to which the Offer has been accepted will be made in the manner described in Section 5.1.5 of this Offer Document or, in the case of Schering Shareholders resident in the U.S.A. who accept the Offer through The Bank of New York as U.S. Settlement Agent and Schering ADS Holders who accept the Offer, in the manner described in Section 5.2.7 of this Offer Document. The Offer is being made in accordance with the Exchange Act and the rules and regulations promulgated thereunder, except to the extent the Bidder and Bayer AG have received relief from the SEC as described in Section 17 of this Offer Document. Accordingly, the securities laws of the U.S.A., including the antifraud and antimanipulation provisions thereof, will apply to Schering Securityholders with respect to the Offer whether or not they accept the Offer."

5.
Section 5.1.10 of the Offer Document, entitled "Acceptance and Settlement of the Offer for Schering Securities—Acceptance and Settlement of the Offer for Schering Shares—Right of Withdrawal", is hereby amended and supplemented by adding the following after the first paragraph thereof on page 17 of the Offer Document:

    "Schering Shareholders who accept the Offer during the Acceptance Period may withdraw their declared acceptance at any time until the expiration of the Acceptance Period, including in the event of an amendment to the terms of the Offer or if there is a competing offer.

    If all of the Offer Conditions have been satisfied or, if permissible, waived by the expiration of the Acceptance Period (except that the Bidder has not yet determined whether the Minimum Acceptance Threshold has been met), Schering Securityholders will not have the right to withdraw their acceptance of the Offer during the period of up to eight Banking Days following the expiration of the Acceptance Period to permit the Bidder to determine whether the Minimum Acceptance Threshold has been met and to pay for the tendered Schering Securities.

    If all of the Offer Conditions, other than the Offer Condition relating to receipt of regulatory approvals stated in Section 6.1.2, have been satisfied or, if permissible, waived by the expiration of the Acceptance Period (except that the Bidder has not yet determined whether the Minimum Acceptance Threshold has been met), then Schering Securityholders will not have the right to withdraw their acceptance of the Offer unless the Offer Condition stated in Section 6.1.2 has not been satisfied by the end of the 21st calendar day from the expiration of the Acceptance Period, in which case withdrawal rights will be restored. However, if withdrawal rights are restored as described in the preceding sentence, Schering Securityholders will not have the right to withdraw their acceptance of the Offer following the satisfaction of the condition stated in Section 6.1.2 to permit the Bidder to make payment for the Schering Shares; provided, that such payment is made within eight Banking Days of the satisfaction of such condition.

    It is possible that the Bidder will request from the Staff of the SEC an extension of the 21-day period described above. If such an extension is granted, the Bidder will make an announcement prior to the expiration of the 21-day period in accordance with Section 18."

6.
Section 5.2.4 of the Offer Document, entitled "Acceptance and Settlement of the Offer for Schering Securities—Acceptance by Schering Shareholders Resident in the U.S.A. and Schering ADS Holders and Settlement of the Offer—Legal Consequences of the Acceptance", is hereby amended and supplemented by adding the following to the end of the first paragraph thereof on page 22 of the Offer Document:

    "Specifically, the Bidder's obligation to purchase Schering Shares for which the Offer has been accepted will occur automatically upon the satisfaction of the last of the Offer Conditions described in Section 6.1 of this Offer Document or, if later, the end of the Acceptance Period, without any requirement that the Bidder "accept" such Schering Shares for payment. To the extent the Offer Conditions have been satisfied prior to the commencement of the Additional Acceptance Period, the Bidder's obligation to purchase Schering Shares for which the Offer has been accepted during the Additional Acceptance Period will occur automatically as such acceptances are received. If the Offer Conditions are satisfied after the commencement of the Additional Acceptance Period, the Bidder's obligation to purchase Schering Shares for which the Offer has been accepted during the Additional Acceptance Period will occur at the time the last of the Offer Conditions described in Section 6.1 is satisfied or, if later, upon the acceptance by the Schering Securityholder of the Offer during the Additional Acceptance Period. In addition, payment for Schering Shares as to which the Offer has been accepted will be made in the manner described in Section 5.1.5 of this Offer Document or, in the case of Schering Shareholders resident in the U.S.A. who accept the Offer through The Bank of New York as U.S. Settlement Agent and Schering ADS Holders who accept the Offer, in the manner described in Section 5.2.7 of this Offer Document. The Offer is being made in accordance with the Exchange Act and the rules and regulations promulgated thereunder, except to the extent the Bidder and Bayer AG have received relief from the SEC as described in Section 17 of this Offer Document. Accordingly, the securities laws of the U.S.A., including the antifraud and antimanipulation provisions thereof, will apply to Schering Securityholders with respect to the Offer whether or not they accept the Offer."

7.
Section 5.2.10 of the Offer Document, entitled "Acceptance and Settlement of the Offer for Schering Securities—Acceptance by Schering Shareholders Resident in the U.S.A. and Schering ADS Holders and Settlement of the Offer—Right of Withdrawal", is hereby amended and supplemented by adding the following after the first paragraph thereof on page 23 of the Offer Document:

    "Schering Securityholders who accept the Offer during the Acceptance Period may withdraw their declared acceptance at any time until the expiration of the Acceptance Period, including in the event of an amendment to the terms of the Offer or if there is a competing offer.

    If all of the Offer Conditions have been satisfied or, if permissible, waived by the expiration of the Acceptance Period (except that the Bidder has not yet determined whether the Minimum Acceptance Threshold has been met), Schering Securityholders will not have the right to withdraw their acceptance of the Offer during the period of up to eight Banking Days following the expiration of the Acceptance Period to permit the Bidder to determine whether the Minimum Acceptance Threshold has been met and to pay for the tendered Schering Securities.

    If all of the Offer Conditions, other than the Offer Condition relating to receipt of regulatory approvals stated in Section 6.1.2, have been satisfied or, if permissible, waived by the expiration of the Acceptance Period (except that the Bidder has not yet determined whether the Minimum Acceptance Threshold has been met), then Schering Securityholders will not have the right to withdraw their acceptance of the Offer unless the Offer Condition stated in Section 6.1.2 has not been satisfied by the end of the 21st calendar day from the expiration of the Acceptance Period, in which case withdrawal rights will be restored. However, if withdrawal rights are restored as described in the preceding sentence, Schering Securityholders will not have the right to withdraw their acceptance of the Offer following the satisfaction of the condition stated in Section 6.1.2 to permit the Bidder to make payment for the Schering Shares; provided, that such payment is made within eight Banking Days of the satisfaction of such condition.

    It is possible that the Bidder will request from the Staff of the SEC an extension of the 21-day period described above. If such an extension is granted, the Bidder will make an announcement prior to the expiration of the 21-day period in accordance with Section 18."

8.
Section 6.2 of the Offer Document, entitled "Conditions of the Offer—Waiver of the Conditions", is hereby amended and supplemented by adding the following to the end of the first paragraph thereof on page 25 of the Offer Document:

    "If the Bidder waives any of the Offer Conditions or reduces the Minimum Acceptance Threshold during the last two weeks of the Acceptance Period, then the Acceptance Period will automatically be extended by two weeks. There will be no extension of the Acceptance Period in connection with a waiver of any Offer Condition or reduction in the Minimum Acceptance Threshold prior to the last two weeks of the Acceptance Period."

9.
Section 8.1 of the Offer Document, entitled "The Bidder/Bayer AG—Description of the Bidder", is hereby amended and supplemented by adding the following to the end thereof, which information updates the information contained in the last paragraph of such section on page 28 of the Offer Document:

    "During the last five years, neither Dritte BV GmBH nor the persons listed above have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to any judicial or administrative proceeding (except for matters that were terminated without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person or entity from future violations of or prohibiting activities subject to federal or state securities laws, or finding that they have violated such laws."

10.
Section 8.2.1 of the Offer Document, entitled "The Bidder/Bayer AG—Description of Bayer AG and the Bayer Group—Bayer AG", is hereby amended and supplemented by adding the following to the end thereof, which information updates the information contained in the last paragraph of such section on page 31 of the Offer Document:

    "During the last five years, none of Bayer AG, the members of the management board of Bayer AG, nor, as far as the Bidder and Bayer AG are aware, the members of the supervisory board of Bayer AG have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to any judicial or administrative proceeding (except for matters that were terminated without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person or entity from future violations of or prohibiting activities subject to federal or state securities laws, or finding that they have violated such laws."

11.
Section 8.6 of the Offer Document, entitled "The Bidder/Bayer AG—Schering Shares Held by Managing Directors, Management Board Members, and Supervisory Board Members", is hereby amended and supplemented by adding the following to the end thereof, which information updates the information contained in the last paragraph of such section on page 32 of the Offer Document:

    "Except as set forth in Exhibit 1, none of the managing directors of the Bidder, the members of the management board of Bayer AG, nor, based on responses by such persons to questionnaires provided by the Bidder, the members of the supervisory board of Bayer AG, directly or indirectly holds any shares in Schering AG, including shares represented by ADSs, or has acquisition rights to such Schering Securities. Except as set forth in Exhibit 1, none of the managing directors of the Bidder, the members of the management board of Bayer AG, nor, based on responses by such persons to questionnaires provided by the Bidder, the members of the supervisory board of Bayer AG, has entered into any transactions regarding Schering Securities in the last 60 days prior to the date of this Offer."

12.
Section 10.2.5(iii) of the Offer Document, entitled "Background of the Offer/Intentions of the Bidder and Bayer AG with Regard to Schering AG—Intentions of the Bidder and Bayer AG with Regard to Schering AG—Possible Structural Measures—Exclusion of Minority Shareholders ("Squeeze-out")", is hereby amended and supplemented by adding the following as a new second paragraph thereof on page 38 of the Offer Document:

    "Such a resolution would be binding upon the remaining holders of Schering Shares, including those represented by Schering ADSs and those in the United States, and no holder could choose thereafter to remain a securityholder of Schering AG. The transfer of Schering Shares (including those represented by Schering ADSs) would not involve a tender offer and would occur by operation of German law upon registration of such resolution in the commercial register of Schering AG. From then on, the remaining Schering Securityholders would only have a right to receive the fair cash compensation, and their Schering Securities would no longer represent an equity interest in Schering AG, but only such right to such compensation. Accordingly, such transfer would not be subject to Section 14(d) of the Exchange Act and the rules and regulations of the SEC thereunder or Regulation 14E under the Exchange Act. Since such Squeeze-out transaction would be effected by the Bidder, then an affiliate of Schering AG, it could be subject to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder unless the Schering Shares and Schering ADSs were no longer registered under the Exchange Act at such time or such transaction occurred within one year of the termination of this Offer in a manner substantially similar to that described herein and the consideration offered was at least equal to the consideration offered in this Offer."

13.
Section 10.2.5 of the Offer Document, entitled "Background of the Offer/Intentions of the Bidder and Bayer AG with Regard to Schering AG—Intentions of the Bidder and Bayer AG with Regard to Schering AG—Possible Structural Measures", is hereby amended and supplemented by adding the following as a new clause (v) thereof on page 38 of the Offer Document:

    "(v) Other Measures. To the extent that the Bidder owns less than 95% of the share capital of Schering AG following the consummation of the Offer, the Bidder and Bayer AG intend to take actions as they deem appropriate, depending upon various factors, for the purpose of acquiring 95% or more of such registered share capital with a view toward implementing a Squeeze-out. These actions may include purchases of additional Schering Shares (including those represented by Schering ADSs) from time to time on the open market at then-prevailing market prices, in negotiated transactions or otherwise. Since any purchases would be made by what would then be an affiliate of Schering AG, such purchases could be subject to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder unless the Schering Shares and Schering ADSs were no longer registered under the Exchange Act at such time, or the transactions occurred within one year of the termination of the Offer in a manner substantially similar to that described herein and the consideration offered was at least equal to the consideration offered in this Offer. If the Bidder, persons acting in concert with the Bidder or their subsidiaries acquire, during a period of one year after the publication of the results of the Offer at the end of the Acceptance Period according to Section 23(1), sentence 1, no. 2 of the WpÜG, Schering Shares other than by purchase on a stock exchange and the value of the consideration promised or granted for such shares exceeds the value of the consideration offered in the Offer, the Bidder is obliged to pay to those Schering Securityholders who have accepted the Offer a sum in Euros equal to the difference between the two values (Section 31(5), sentence 1 of the WpÜG). The foregoing does not apply to the acquisition of Schering Shares in connection with a statutory obligation to grant compensation to Schering Securityholders or to the acquisition of the entire assets and liabilities of Schering AG or parts thereof by way of merger, corporate division (Spaltung) or Vermögensübertragung (special procedure to transfer an entire business by means of an assets transfer)."

14.
Section 11.2.1 of the Offer Document, entitled "Financing the Offer—Bridge Financing", is hereby amended and supplemented by adding the following to the end of the fourth paragraph thereof on page 39 of the Offer Document:

    "The EURIBOR reference rate for any one-month interest period is the one-month EURIBOR displayed on the appropriate page of the Reuters screen at the second TARGET Day (as defined below) before the beginning of such interest period.

    As of April 13, 2006, the appropriate page of the Reuters screen displayed a one-month EURIBOR of 2.640%. As a result, the regular interest rate for a loan made available under Bridge Loan Facility A with a one-month interest period starting two TARGET Days later would have been, for the respective one-month interest period, 2.990% per annum (one-month EURIBOR plus a 0.35 margin) and the interest rate for a loan made available under Bridge Loan Facility B with a one-month interest period starting two TARGET Days later would have been, for the respective one-month interest period, 3.040% per annum (one-month EURIBOR plus a 0.40 margin), in each case plus Mandatory Costs (as defined below), if any.

    As of April 28, 2006, the appropriate page of the Reuters screen displayed a one-month EURIBOR of 2.666%. As a result, the regular interest rate for a loan made available under Bridge Loan Facility A with a one-month interest period starting two TARGET Days later would have been, for the respective one-month interest period, 3.016% per annum (one-month EURIBOR plus a 0.35 margin) and the interest rate for a loan made available under Bridge Loan Facility B with a one-month interest period starting two TARGET Days later would have been, for the respective one-month interest period, 3.066% per annum (one-month EURIBOR plus a 0.40 margin), in each case plus Mandatory Costs, if any.

    As used in the Offer Document, (i) "TARGET Day" means a day on which the Trans-European Automated Real-time Gross Settlement Express Transfer payment system is open for the settlement of payments in Euros and (ii) "Mandatory Costs" means the cost of complying with certain regulatory requirements."

15.
Section 11.2.4 of the Offer Document, entitled "Financing the Offer—Debt Commitments", is hereby amended and supplemented by adding the following to the end of the fourth paragraph thereof on page 40 of the Offer Document:

    "Until the earlier of three months after the first date when payment of the Offer Price is due to persons who accepted the Offer and the date of successful syndication of the syndicated facility, the EURIBOR reference rate for any one-month interest period is the one-month EURIBOR displayed on the appropriate page of the Reuters screen at the second TARGET

    Day before the beginning of such interest period. Thereafter, at Bayer AG's option, the interest periods will be one, two, or three-month resulting in respective EURIBOR reference rates of one, three or six-month EURIBOR.

    As of April 13, 2006, the appropriate page of the Reuters screen displayed a one-month EURIBOR of 2.640%. As a result, the regular interest rate for a loan made available under Syndicated Loan Facility A with a one-month interest period starting two TARGET Days later would have been, for the respective one-month interest period, 2.990% per annum (one-month EURIBOR plus a 0.35 margin) and the interest rate for a loan made available under Syndicated Loan Facility B with a one-month interest period starting two TARGET Days later would have been, for the respective one-month interest period, 3.040% per annum (one-month EURIBOR plus a 0.40 margin), in each case plus Mandatory Costs, if any.

    As of April 28, 2006, the appropriate page of the Reuters screen displayed a one-month EURIBOR of 2.666%. As a result, the regular interest rate for a loan made available under Syndicated Loan Facility A with a one-month interest period starting two TARGET Days later would have been, for the respective one-month interest period, 3.016% per annum (one-month EURIBOR plus a 0.35 margin) and the interest rate for a loan made available under Syndicated Loan Facility B with a one-month interest period starting two TARGET Days later would have been, for the respective one-month interest period, 3.066% per annum (one-month EURIBOR plus a 0.40 margin), in each case plus Mandatory Costs, if any."

16.
Section 13 of the Offer Document, entitled "Possible Effects on Schering Securityholders Who Do Not Accept the Offer", is hereby amended and supplemented by adding the following after the second sub-bullet point of the first bullet point on page 44 of the Offer Document:

  "•
  the Bidder and Bayer AG currently intend to cause Schering AG to apply for a revocation of the listing of the Schering ADSs on the NYSE (in case of delisting on the NYSE, Schering ADSs would also lose their classification as "margin securities" under the margin regulations in which case they could no longer serve as security for loans) and a delisting of the Schering Shares from the Swiss stock exchange and will consider seeking the revocation of admission of the Schering Shares to the German stock exchanges (delisting). The delisting or revocation of admission of the Schering ADSs and the Schering Shares would each require the cooperation of Schering AG. The Bidder would have no assurance of such cooperation until the implementation of a domination agreement as discussed above. Nonetheless, the Bidder intends to seek such cooperation from Schering AG before such time, at least with respect to a delisting from the NYSE and the Swiss stock exchange. If such cooperation were forthcoming, it is possible that such delisting could be implemented within a few months from the consummation of this Offer; and"

17.
Section 14.1 of the Offer Document, entitled "Rights Of Withdrawal—Right to Withdraw without Giving Reasons" is hereby amended and supplemented by adding the following new paragraph to the end thereof:

    "The Staff of the SEC's Division of Corporation Finance formally granted relief consistent with the above description on April 28, 2006."

18.
Section 16.2 of the Offer Document, entitled "Taxes—Certain U.S. Federal Income Tax Consequences of the Sale of Schering Shares or Schering ADSs", is hereby amended and supplemented by adding the following after the first sentence of the first paragraph of such section on page 47 of the Offer Document:

    "The following summary discusses the material U.S. federal income tax consequences to U.S. Holders of Schering Shares or Schering ADSs who accept this Offer."

19.
Section 16.2 of the Offer Document, entitled "Taxes—Certain U.S. Federal Income Tax Consequences of the Sale of Schering Shares or Schering ADSs", is hereby amended and supplemented by adding the following to the end of the existing second sentence of the first paragraph of such section on page 47 of the Offer Document:

    "and, although the foregoing is for the benefit of Schering Securityholders, such persons should consult a tax advisor to determine the U.S. federal income tax consequences of accepting the Offer in their particular circumstances, as well as the applicability of any state, local, non-U.S. or other tax laws."

20.
Section 17.1 of the Offer Document, entitled "Relief Requested from the SEC—Stated Relief to Reconcile Conflicts between Jurisdictions", is hereby amended and supplemented by adding the following sentence to the end of the second paragraph thereof at the top of page 49 of the Offer Document (the first paragraph on page 49 of the Offer Document):

    "The requested relief was formally granted on April 28, 2006."

21.
Section 20 of the Offer Document, entitled "Applicable Law", is hereby amended and supplemented by adding the following to the end of the first paragraph thereof on page 50 of the Offer Document:

    "Specifically, the Bidder's obligation to purchase Schering Shares for which the Offer has been accepted will occur automatically upon the satisfaction of the last of the Offer Conditions described in Section 6.1 of this Offer Document or, if later, the end of the Acceptance Period or the Additional Acceptance Period (as applicable), without any requirement that the Bidder "accept" such Schering Shares for payment. To the extent the Offer Conditions have been satisfied prior to the commencement of the Additional Acceptance Period, the Bidder's obligation to purchase Schering Shares for which the Offer has been accepted during the Additional Acceptance Period will occur automatically as such acceptances are received. If the Offer Conditions are satisfied after the commencement of the Additional Acceptance Period, the Bidder's obligation to purchase Schering Shares for which the Offer has been accepted during the Additional Acceptance Period will occur at the time the last of the Offer Conditions described in Section 6.1 is satisfied or, if later, upon the acceptance by the Schering Securityholder of the Offer during the Additional Acceptance Period. In addition, payment for Schering Shares as to which the Offer has been accepted will be made in the manner described in Section 5.1.5 of this Offer Document or, in the case of Schering Shareholders resident in the U.S.A. who accept the Offer through The Bank of New York as U.S. Settlement Agent and Schering ADS Holders who accept the Offer, in the manner described in Section 5.2.7 of this Offer Document. The Offer is being made in accordance with the Exchange Act and the rules and regulations promulgated thereunder, except to the extent the Bidder and Bayer AG have received relief from the SEC as described in Section 17 of this Offer Document. Accordingly, the securities laws of the U.S.A., including the antifraud and antimanipulation provisions thereof, will apply to Schering Securityholders with respect to the Offer whether or not they accept the Offer."

Additional Exhibits

Item 12 of the Statement is hereby amended and supplemented by adding the following exhibit thereto, which exhibit is filed as part of this Amendment:

(a)(5)(M)	Press Conference Call Transcript, dated March 24, 2006 (this exhibit is being refilled to include certain charts that were omitted from the version filed as Exhibit 99.8 to the Schedule TO-C filed by the Bidder and Bayer AG on March 24, 2006. The information contained in the charts was included in the charts filed as Exhibits 99.1 and 99.2 to the Schedule TO-C filed by the Bidder and Bayer AG on March 24, 2006.)

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: May 3, 2006

Bayer Aktiengesellschaft
By:	/s/ DR. ROLAND HARTWIG Name: Dr. Roland Hartwig Title: General Counsel
By:	/s/ DR. ALEXANDER ROSAR Name: Dr. Alexander Rosar Title: Head of Investor Relations
Dritte BV GmbH
By:	/s/ DR. ARMIN BUCHMEIER Name: Dr. Armin Buchmeier Title: Managing Director

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